SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

 ______________

 SCHEDULE 13D
 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
 PURSUANT TO RULE 13d-1(a)

KENT FINANCIAL SERVICES, INC.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

490560208
(CUSIP Number)

BRYAN P HEALEY
KENT FINANCIAL SERVICES, INC.
7501 TILLMAN HILL ROAD
COLLEYVILLE, TEXAS 76034
682-738-8011
FAX (682) 626 0003

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 490560208		13D	Page 2 of 6 Pages
1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): HBJ Revocable Trust
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS * Not applicable
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF	7.	SOLE VOTING POWER
SHARES		1,771,175
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		1,771,175
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,771,175
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 65.83%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 490560208		13D	Page 3 of 6 Pages
1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Jennifer S. Healey
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS * PF
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF	7.	SOLE VOTING POWER
SHARES		44,930
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		1,771,175
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		44,930
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		1,771,175
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,816,105
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 67.50%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 490560208		13D	Page 4 of 6 Pages
1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Bryan P. Healey
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS * PF
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF	7.	SOLE VOTING POWER
SHARES		16,418
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		1,771,175
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		16,418
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		1,771,175
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,787,593
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 66.44%
14.		TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.10 par value, (the "Common Stock") of KENT FINANCIAL SERVICES, INC., a Nevada corporation (the "Company").  The principal executive offices of the Company are located at 7501 Tillman Hill Road, Colleyville, Texas 76034.

Item 2. Identity and Background

This statement is being filed jointly by HBJ Revocable Trust Bryan P. Healey and Jennifer S. Healey (the "Reporting Persons").

HBJ Revocable Trust:

a.	Name: HBJ Revocable Trust
b.	State of organization: Texas
c.	Principal business: holding company
d.	Address: 7501 Tillman Hill Road, Colleyville, Texas 76034
e.
During the last five years, HBJ Revocable Trust has not (i) been convicted in any criminal proceeding; or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which HBJ Revocable Trust was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Bryan P. Healey and Jennifer S. Healey

a.	Name: Bryan P. Healey and Jennifer S. Healey
b.	Residence and Business Address: 7501 Tillman Hill Road, Colleyville, Texas 76034
c.	Present employment:
Bryan P. Healey - Chief Executive Officer of Kent Financial Services, Inc., a real estate holding company, 7501 Tillman Hill Road, Colleyville, Texas 76034
Jennifer S. Healey - Homemaker
d.	During the past five years, neither Bryan P. Healey nor Jennifer S. Healey has been convicted in any criminal proceeding.
e.
During the past five years, neither Bryan P. Healey nor Jennifer S. Healey has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Jennifer S. Healey

Prior to February 25, 2009, Jennifer S. Healey beneficially owned 134,017 common shares, representing less than 5% of the Company’s issued and outstanding shares. The shares beneficially owned by her included 25,800 shares held in custodial accounts for the benefit of Mrs. Healey’s children.

Mrs. Healey acquired 750,000 shares on February 25, 2009 via a gift from Paul O. Koether.  Mrs. Healey then acquired an additional 322,872 shares via a gift from Paul O. Koether on May 23, 2011.  Mrs. Healey then acquired an additional 451,434 shares via a gift from Paul O. Koether on December 27, 2011.

On December 19, 2012 Mrs. Healey contributed 1,613,393 shares to the HBJ Revocable Trust, as to which she is a trustee and beneficiary.

Bryan P. Healey

Prior to February 25, 2009, Bryan P. Healey beneficially owned 20,600 common shares, representing less than 5% of the Company’s issued and outstanding shares.

Mr. Healey acquired an additional 3,511 shares via a gift from Paul O. Koether on December 20, 2011.  On December 20, 2011, Mr. Healey purchased 130,852 shares from Paul O. Koether using personal funds.

Bryan P. Healey made the following purchases in the open market utilizing personal funds available in Mr. Healey’s IRA: 103 shares on December 18, 2009, 813 shares on December 21, 2009, 2 shares on February 10, 2012, 500 shares on May 11, 2012, and 3,000 shares on June 12, 2012. The amount of funds expended in each of these purchases was reported on Form 4, and said Form 4s are incorporated herein by reference.

Bryan P. Healey made the following purchases in the open market utilizing personal funds available: 300 shares on December 20, 2011, 120 shares on December 29, 2011, 309 shares on February 29, 2012, 500 shares on June 12, 2012, 1,518 shares on June 25, 2012, 3,941 shares on July 2, 2012, 500 shares on August 10, 2012, 1,068 shares on September 11, 2012, 2,050 shares on September 25, 2012, and 4,513 shares on October 4, 2012. The amount of funds expended in each of these purchases was reported on Form 4, and said Form 4s are incorporated herein by reference.

On December 19, 2012 Mr. Healey contributed 157,782 shares to the HBJ Revocable Trust, as to which he is a trustee and beneficiary.

HBJ Revocable Trust

On December 19, 2012 the HBJ Trust received contributions aggregating 1,771,175 shares from Bryan P. Healey and Jennifer S. Healey

Item 4. Purpose of Transaction.

At the time of their acquisition of the Company’s shares, as set forth in Item 3, neither Jennifer S. Healey nor Bryan P. Healey had any plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

At the time of its acquisition of the Company’s shares, as set forth in item 3, HBJ Revocable Trust intended to vote its shares in favor of the going private transaction described in the Schedule 13e-3 filed on December 26, 2012

Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a) The information regarding share ownership by the Reporting Persons provided on their respective cover pages is incorporated here by reference.

(b) The information regarding share ownership by the Reporting Persons provided on their respective cover pages is incorporated here by reference.

(c) Other than the transfer of shares to HBJ Revocable Trust by Jennifer S. Healey and Bryan P. Healey on December 19, 2012, the Reporting Persons have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

On February 25, 2009, Mrs. Healey entered into a proxy agreement with Paul Koether wherein Mr. Koether acted as Mrs. Healey’s proxy and had full voting power over 750,000 shares in her name.  On December 1, 2011, Mr. Koether surrendered the proxy powers granted to him by Mrs. Healey in relation to the 750,000 shares.

On March 13, 2012, Jennifer S. Healey and Bryan P. Healey created the HBJ Revocable Trust.  As between Jennifer S. Healey and Bryan P. Healey, the Certificate of Trust is the governing document with respect to the shares transferred to the HBJ Revocable Trust on December 19, 2012.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.	Irrevocable proxy agreement between Jennifer S. Healey and Paul O. Koether - filed as an exhibit to the Company’s Form 8-K filed on March 2, 2009, and incorporated herein by reference.

2.	Certificate of Trust of HBJ Revocable Trust dated March 13, 2012 - filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2013	HBJ Revocable Trust By: /s/ Bryan P. Healey
Bryan P. Healey, Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2013	/s/ Jennifer S. Healey
Jennifer S. Healey

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2013	/s/ Bryan P. Healey
Bryan P. Healey

Page 6 of 6 Pages